File No. 70-______


                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                               CinCap Madison, LLC
                                 CinCap VII, LLC
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                                PSI Energy, Inc.
                              1000 East Main Street
                            Plainfield, Indiana 46168

                    (Name of companies filing this statement
                   and address of principal executive offices)
                  ---------------------------------------------

                                  Cinergy Corp.

                    (Name of top registered holding company)
                  ---------------------------------------------

                          Wendy L. Aumiller, Treasurer
                                  Cinergy Corp.
                         139 East Fourth Street, 24 AT2
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)





                        Please direct communications to:

                        George Dwight II/ Senior Counsel
                                  Cinergy Corp.
                         139 East Fourth Street, 25 AT2
                             Cincinnati, Ohio 45202
                                513-287-2643 (ph)
                                513-287-3810 (f)
                               gdwight@cinergy.com

William T. Baker, Jr.                         William C. Weeden
Thelen Reid & Priest LLP                      Skadden Arps Slate Meagher & Flom
40 West 57th Street                           1400 New York Avenue, N.W.
New York, New York  10019                     Washington, D.C.  20005
212-603-2106 (ph)                             202-371-7877 (ph)
212-603-2001 (f)                              202-371-7012 (f)
wbaker@thelenreid.com                         wweeden@skadden.com
---------------------                                -------------------



Item 1.  Description of Proposed Transactions

         A.       Overview

         CinCap Madison, LLC ("CinCap Madison") and CinCap VII, LLC ("CinCap VII") (each, a "Seller") request all requisite authorization under the Public Utility Holding Company Act of 1935, as amended ("Act") to sell certain generating facilities, namely, the Madison and Henry County Generating Stations (each such transaction, a "Transfer"), to their electric utility associate, PSI Energy, Inc. ("PSI" and together with Sellers, "Applicants"). Applicants are subsidiaries of Cinergy Corp. ("Cinergy"), a registered holding company under the Act. Sellers propose to sell the Madison and Henry County stations to PSI for an aggregate purchase price not to exceed $450 million. In each case the proposed purchase price is based on the net book value of the respective generating facility as of January 1, 2002 plus associated carrying costs accrued from such date to the date of closing of the Transfers ("Closing").

         The proposed purchase prices are also subject to the jurisdiction of the Indiana Utility Regulatory Commission ("IURC") pursuant to its statutory authority over the Transfers. PSI and CinCap VII have filed a joint petition with the IURC in Cause No. 42145 seeking (inter alia) the issuance of certificates of public convenience and necessity authorizing the proposed Transfers, and the matter has been set for hearings commencing September 18, 2002, including with respect to the proposed purchase prices.1

         Through its planning efforts, PSI has determined that increasing demand for electricity on its utility system requires additional generating capacity as soon as practical. PSI has considered and implemented numerous resource options, and has determined that the most expeditious, reliable, efficient and economic methods of supplying this growing demand include the acquisition of Sellers' generating facilities, consisting of approximately 712 megawatts ("MW") (summer rating) of additional peaking capacity.

         Applicants seek to obtain all regulatory approvals and complete the Transfers by December 31, 2002, so that PSI can factor these plants, with certainty, into its generation portfolio and resource plans for meeting its 2003 peak demand needs.2 If PSI cannot, with certainty, factor these plants into its generation portfolio and resource plans for its 2003 peak demand needs by year-end 2002, PSI will have to reserve and secure other, perhaps more costly and risk-laden, sources of generation to ensure that it can enter the 2003 peak demand season (i.e., summer 2003) confident that it can meet the needs of its customers.

         Applicants therefore request that the Commission approve the Transfers by December 1, 2002, so that PSI has the flexibility necessary going into 2003 to make the most effective decisions possible with regard to meeting its 2003 peak demand needs.

         B.       Parties

         Cinergy was formed as the holding company parent in connection with the 1994 merger combining PSI's then-parent company, PSI Resources, Inc., with The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"). PSI and CG&E are Cinergy's principal subsidiaries, providing retail electric or gas service to customers in southwestern Ohio, northern Kentucky and most of Indiana. In addition to its Midwestern utility business, Cinergy has numerous non-utility subsidiaries engaged in a variety of businesses in the United States and abroad. At and for the six months ended June 30, 2002, Cinergy had consolidated assets of approximately $12.8 billion and operating revenues of approximately $4.7 billion.

         PSI is a vertically integrated electric utility and direct wholly-owned subsidiary of Cinergy. It produces, transmits, distributes and sells electricity in the State of Indiana, directly supplying electric energy to over 700,000 customers located in 69 counties in the central, north central and southern parts of Indiana, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. The IURC has jurisdiction over PSI with respect to retail rates, service standards, issuance of securities, accounting and other matters. PSI's electric generating properties consist of ownership interests in six coal-fired electric generating stations having a total of 22 individual generating units; one hydroelectric generating station; and 16 rapid-start peaking units. At and for the six months ended June 30, 2002, PSI had consolidated assets of approximately $4.2 billion and operating revenues of approximately $1.1 billion.

         CinCap Madison (formerly Duke Energy Madison, LLC) is a Delaware limited liability company and an indirect, wholly-owned subsidiary of Cinergy. CinCap Madison has been certified as an exempt wholesale generator ("EWG").3 In addition, FERC has authorized CinCap Madison to sell wholesale power at market-based rates.4

         CinCap Madison owns the Madison Generating Station, which is located in Madison Township, Butler County, Ohio, and consists of eight General Electric 7EA natural gas fired simple cycle combustion turbine ("CT") generating units, with a summer rating of 72 MW per unit for a total summer rating of 576 MW, together with associated realty, equipment and other tangible and intangible assets. The Madison station is a "peaking" facility (i.e., intended to run only at times of peak electric demand, which in PSI's service territory occurs in the summer). It is located close to CG&E's Woodsdale Generating Station and is interconnected with transmission facilities owned by CG&E. Madison station was placed into commercial service in the summer of 2000 and has operated at a high level of reliability.

         CinCap VII is a Delaware limited liability company and an indirect, wholly-owned subsidiary of Cinergy. CinCap VII has been certified as an EWG.5 In addition, FERC has authorized CinCap VII to sell wholesale power at market-based rates.6

         CinCap VII owns the Henry County Generating Station, which is located in Henry County, Indiana, and consists of three General Electric LM 6000 natural gas fired simple cycle CTs, with a summer rating of 45.5 MW per unit for a total summer rating of approximately 136 MW, together with associated realty, equipment and other tangible and intangible assets. The Henry County station is a peaking facility, and is interconnected with electric transmission facilities owned by PSI. It was placed into commercial service in August 2001 and has operated at a high level of reliability.7

         The Madison and Henry County stations (together with a third merchant peaking facility in the Midwest) were originally developed and placed into commercial operation by a joint venture owned on a 50-50 basis by nonutility affiliates of Cinergy and Duke Energy Corporation ("Duke"). Subsequently the parties determined to dissolve the joint venture, and in liquidating the joint venture assets, Cinergy acquired indirect ownership of 100% of both the Madison and Henry County stations, while Duke acquired indirect ownership of 100% of the third facility.

C.       Proposed Transfers

                  1.       Need for Additional Capacity

         Through its resource planning process, PSI has determined that it requires additional generating capacity as soon as practical to accommodate increasing demand for electricity on its utility system. PSI's current on-system (i.e., without purchases) reserve margin is less than 1%. Without the Transfers, PSI will be required to rely disproportionately on power purchases from the wholesale market, in order to maintain a minimum target planning reserve margin of 15%.

         PSI has considered and implemented numerous resource options, and has determined that the most expeditious, reliable, efficient and economic methods of meeting this growing demand for electricity on its utility system include the acquisition of the Madison and Henry County stations, consisting of approximately 712 MW (summer rating) of additional peaking capacity. These plants will add approximately 663 MW8 (summer rating) of peaking capacity to the PSI system, immediately available to serve Indiana customers' electricity demand requirements.

2.       Terms of Proposed Sale

         As noted above, Sellers propose to sell their generating facilities to PSI for an aggregate purchase price not to exceed $450 million, in each case based on the net book value of the generating facilities as of January 1, 2002 plus associated carrying costs accrued from such date to the Closing. Applicants believe that this cost-based pricing for these generating assets is fair and reasonable.

         As further noted above, in addition to this Commission, the IURC has jurisdiction over and is reviewing the proposed purchase prices in connection with its overall consideration of the proposed Transfers in Cause No. 42145. Applicants will amend this application at the appropriate time, in light of this ongoing proceeding before the IURC, to provide further specific information regarding the proposed purchase prices. The foregoing notwithstanding, in no event would the proposed purchase prices exceed in the aggregate $450 million.

         The foregoing pricing, as well as other terms and conditions associated with the proposed sale of the Madison and Henry County Stations (including customary representations and warranties and covenant obligations of the respective parties), will be set forth in separate but substantially identical (other than with respect to price) Asset Purchase Agreements, to be entered into at the Closing, between CinCap Madison or CinCap VII (together with their indirect parent company, Cinergy Capital & Trading, Inc.), on the one hand, as Seller, and PSI, as Buyer.

         Cinergy used proceeds from several series of its senior unsecured long-term debt, issued in an aggregate principal amount of $700 million and maturing at various times in 2004 ("Debentures"), to finance its development, construction and acquisition of the Madison and Henry County stations. At the Closing, in transactions exempt from this Commission's jurisdiction pursuant to rule 52 under the Act, PSI would pay the full amount of the respective purchase prices by issuing one or more promissory notes to Cinergy in an aggregate principal amount equal to such purchase prices ("Notes"). The Notes would have final maturities in 2004 corresponding to the final maturities in 2004 of the Debentures and would bear interest at a rate per annum designed to parallel the annual interest rate and associated financing costs of the Debentures. At final maturity of the Notes (unless or to the extent that PSI has earlier refinanced the Notes in whole or in part),9 PSI anticipates that it would externally finance the Madison and Henry County stations assets on a long-term basis with debt and/or equity and would apply the proceeds to repay in full the outstanding principal of the Notes; Cinergy in turn would use those funds to repay in part the outstanding principal of the Debentures.


Item 2.  Fees, Commissions and Expenses

         Cinergy estimates total fees and expenses in connection with the preparation and filing of this application, and receipt of the Commission's order with respect thereto, of not more than $20,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         Sections 9(b)(1) and 32(h) of the Act and rules 42, 43, 52 and 54 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a foreign utility company (as defined in section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of rule 53 are satisfied.

         Cinergy currently does not meet the conditions of rule 53(a). At June 30, 2002, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $1,323 million. This amount is equal to approximately 99% of Cinergy's average "consolidated retained earnings," also as defined in rule 53(a)(1), for the four quarters ended June 30, 2002, of approximately $1,332 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

         By order dated May 18, 2001 in File No. 70-9577 (HCAR No. 27400) ("May 2001 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to the sum of (1) 100% of Cinergy's average "consolidated retained earnings" plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). Therefore, although Cinergy's aggregate investment at June 30, 2002 exceeds the 50% "safe harbor" limitation, it is well within the higher investment level granted by the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At June 30, 2002, Cinergy's consolidated capitalization consisted of 42.5 % equity and 57.5% debt. These ratios are within acceptable ranges, as further reflected by the fact that at June 30, 2002, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Pursuant to HCAR No. 27190 dated June 23, 2000, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain exceptions), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment.

         With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of rule 53. With reference to rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         In addition to the authorization sought herein, the Transfers may not be consummated without prior authorization from both the IURC and the FERC.

         The IURC has jurisdiction over PSI with respect to its proposed acquisition of the Madison and Henry County stations and CinCap VII with respect to its proposed sale of the Henry County station. A joint application of PSI and CinCap VII is pending before the IURC in Cause No. 42145 with respect to these matters. In May 2002, the IURC approved a settlement agreement between PSI and several parties in Cause No. 42196 authorizing PSI (among other things) to purchase the full uncommitted output of the Madison and Henry County stations through December 31, 2002. The IURC also has jurisdiction over any long-term debt or equity financing by PSI of its proposed acquisition. A financing petition will be filed shortly by PSI with the IURC in respect of its proposed acquisition financing.

         Pursuant to Section 203 of the FPA, the FERC has jurisdiction over the proposed sale of the Madison and Henry County stations to the extent such sales include facilities classified as interstate transmission equipment, and an appropriate application has been filed with FERC seeking such authorization.

         In addition to jurisdiction over the Transfers, the IURC and the FERC have jurisdiction over any request by PSI for future recovery in retail or wholesale electric rates, respectively, of any costs associated with the Transfers.

Item 5.  Procedure

         For the reasons set forth in Item 1, Applicants request that the Commission issue a notice of the proposed transactions and an order approving the proposed transactions as soon as practicable but in any event by not later than December 1, 2002.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Division of Investment Management may assist in the preparation of the Commission's order, unless the Division opposes the matters proposed herein; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                        A           Not applicable

                        B-1 Form of Purchase and Sale Agreement for Madison Generating Station (to be filed by amendment)

                        B-2 Form of Purchase and Sale Agreement for Henry County Generating Station (to be filed by amendment)

                        C           Not applicable

                        D-1 Amended Joint Petition of PSI and CinCap VII, dated March 1, 2002, filed with IURC in Cause No.
42145 (excluding exhibits thereto).

                        D-2 Order of IURC in Cause No. 42145 (to be filed by amendment)

                        D-3 Joint Application of PSI, CinCap Madison and CinCap VII under Section 203 of Federal Power Act excluding exhibits thereto)
                                    ("203 Application")

                        D-4 Order of FERC with respect to 203 Application (to be filed by amendment)

                        E           Not applicable

                        F           Preliminary opinion of counsel

                        G           Form of Federal Register notice



(b)      Financial Statements

                        FS-1        Cinergy consolidated financial statements
dated June 30, 2002 (incorporated by reference from Cinergy's June 30, 2002 Quarterly Report on Form 10-Q in File No. 1-11377)

                        FS-2        PSI consolidated financial statements dated
June 30, 2002 (incorporated by reference from PSI's June 30, 2002 Quarterly Report on Form 10-Q in File No. 1-3543)

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.






                                                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Declaration on Form U-1 to be signed on their behalf by the officer indicated below.

         Dated:  September 6, 2002



                                            CINCAP MADISON, LLC


                                          By: /s/Wendy Aumiller
                                              Wendy Aumiller
                                              Treasurer



                                            CINCAP VII, LLC


                                          By: /s/Wendy Aumiller
                                              Wendy Aumiller
                                              Treasurer



                                             PSI ENERGY, INC.


                                         By: /s/Wendy Aumiller
                                             Wendy Aumiller
                                             Treasurer




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1 See Exhibit D-1 hereto (Amended Joint Petition of PSI Energy, Inc. and CinCap
VII, LLC, filed March 1, 2002 in Cause No. 42145, Pursuant to Ind. Code ss. 8-1-8.5, et seq. (1)For the Issuance of Certificates of Public Convenience and Necessity for PSI Energy, Inc. to Purchase Generating Facilities for the Furnishing of Electric Utility Service to the Public; (2) For the Approval of the Costs of Such Facilities; and (3) For Approval For CinCap VII to
Transfer Ownership of Generating Assets to PSI Energy, Inc.,
2 In addition to the requisite authorizations from this Commission and the IURC, Applicants may not consummate the proposed transactions without prior authorization from the Federal Energy Regulatory Commission ("FERC") under section 203 of the Federal Power Act ("FPA"). An application for such authorization is likewise pending before the FERC.
3 See 91 FERC P62,068 (2000).
4 See CinCap Madison, LLC, Docket Nos. ER00-1784 and ER02-322 (letter order, April 19, 2002).
5 See 91 FERC P62,209 ( 2000).
6 See CinCap VII, Docket No. ER00-1831 (letter order, May 4, 2000).
7 Cinergy Power Generation Services, LLC, a nonutility subsidiary of Cinergy ("CPGS"), provides operation and maintenance ("O&M") services to the Madison and Henry County stations, under the supervision of the plants' respective owners. Following the Transfers, CPGS will continue providing O&M services to the stations, under the direction of their new owner, PSI. Such services will be provided at "cost" as defined in rule 91 under the Act pursuant to the service agreement between PSI and certain of its nonutility associate companies previously authorized by the Commission in File No. 70-9449 (HCAR No. 27016, May 4, 1999). 8 Due to an existing long-term 50 MW unit power sale from the Henry County station to a nonaffiliate customer, 663 MW of summer rated capacity from the two plants, rather than 712 MW, will be available to serve PSI's Indiana retail customers' demand requirements. 9 To the extent not otherwise exempt under rule 42 or 52 under the Act, PSI hereby requests authorization to acquire, retire, or otherwise redeem prior to its maturity the Notes.